UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

Emmaus Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29137P109
(CUSIP Number)

Yutaka Niihara, M.D., MPH
20725 S. Western Avenue, Suite 136
Torrance, CA 90501
(310) 214-0065
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 3, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None
1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Yutaka Niihara, M.D., MPH
2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	44,229 (2)
	8. Shared Voting Power	9,529,711 (1)
	9. Sole Dispositive Power	44,229 (2)
	10. Shared Dispositive Power	9,529,711 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 9,573,940
12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row 11 39.2% (3)
14. Type of Reporting Person (See Instructions) IN
(1) Represents 9,529,711 shares of common stock held jointly by Yutaka and Soomi Niihara.

(2) Represents shares of common stock for which Dr. Niihara is custodian.  As a result, Dr. Niihara may be deemed the indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

(3) Based on 24,423,714 shares of common stock outstanding as of May 3, 2011.

CUSIP No. None
1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Soomi Niihara
2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
	8. Shared Voting Power	9,529,711 (1)
9. Sole Dispositive Power
	10. Shared Dispositive Power	9,529,711 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 9,529,711
12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row 11 39.0% (2)
14. Type of Reporting Person (See Instructions) IN

(1) Represents 9,529,711 shares of common stock held jointly by Yutaka and Soomi Niihara.

(2) Based on 24,423,714 shares of common stock outstanding as of May 3, 2011.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.001 par value ("Common Stock") of Emmaus Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are presently located at 20725 S. Western Avenue, Suite 136, Torrance, CA 90501.

Item 2. Identity and Background

(a)      This Schedule 13D is being filed on behalf of Yutaka Niihara, M.D., MPH and Soomi Niihara.  Dr. Yutaka Niihara, is the President and Chief Executive Officer of Emmaus Holdings, Inc. Dr. Yutaka and Soomi Niihara jointly own approximately 39% of the issuer's issued and outstanding shares.  The persons named in this paragraph are sometimes referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

(b)      The business address of the Reporting Persons is 20725 S. Western Avenue, Suite 136, Torrance, CA 90501.

(c)      Yutaka Niihara, M.D., MPH is the President and Chief Executive Officer of Emmaus Holdings, Inc.

(d)      During the past five years, each of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the past five years, each of the Reporting Persons has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)      Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On April 21, 2011, the Issuer entered into an Agreement and Plan of Merger, (the “Merger Agreement”) with AFH Merger Sub, Inc. (“AFH Merger Sub”), AFH Holding and Advisory, LLC (“AFH Advisory”), and Emmaus Medical, Inc. (“Emmaus Medical”).  Pursuant to the Merger Agreement, Emmaus Medical merged with and into AFH Merger Sub with Emmaus Medical continuing as the surviving entity (the “Merger”).   Upon the closing of the Merger on May 3, 2011, the Issuer (i) became the 100% parent of Emmaus Medical, (ii) assumed the operations of Emmaus Medical and its subsidiaries and (iii) changed its name from “AFH Acquisition IV, Inc.” to “Emmaus Holdings, Inc.”

Upon consummation of the Merger, (i) each outstanding share of Emmaus Medical common stock was exchanged for 29.48548924976 shares of AFH IV common stock, (ii) each outstanding Emmaus Medical option and warrant, which was exercisable for one share of Emmaus Medical common stock, was exchanged for an option or warrant, as applicable, exercisable for 29.48548924976 shares of AFH IV common stock; and (iii) each outstanding convertible note of Emmaus Medical, which was convertible for one share of Emmaus Medical common stock, was exchanged for a convertible note exercisable for 29.48548924976 shares of AFH IV common stock.  As a result of the Merger, holders of Emmaus Medical common stock, options, warrants and convertible notes received an 20,673,714 shares of Common Stock, options and warrants to purchase an aggregate of 316,186 shares of Common Stock, and convertible notes to purchase an aggregate of 260,098 shares of Common Stock.  Securityholders of Emmaus Medical held 85% of the Issuer’s issued and outstanding Common Stock on a fully diluted basis upon the closing of the Merger.  Immediately after the closing of the Merger, the Issuer had 24,423,714 shares of Common Stock, no shares of preferred stock, options to purchase 23,590 shares of Common Stock, warrants to purchase 292,596 shares of Common Stock and convertible notes exercisable for 260,098 shares of Common Stock issued and outstanding.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement, which is incorporated herein by reference in its entirety, filed as Exhibit 2.1 to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2011.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired or disposed by the Reporting Persons as set forth in Item 3, above, of this Schedule, which is hereby incorporated by reference.

None of the Reporting Persons has any current plans or proposals that relate to or would result in:

(a)      The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)      A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)      Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)      Any material change in the present capitalization or dividend policy of the Issuer;

(f)      Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)      Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)      A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)      The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each the Reporting Persons named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which are hereby incorporated by reference.

(b)      The powers that each of the Reporting Persons identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the each of the Reporting Person, which are hereby incorporated by reference.

(c)      All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)      None.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits

Joint Filing Agreement attached hereto as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2011

/s/ Yutaka Niihara
Yutaka Niihara, M.D., MPH

/s/ Soomi Niihara
Soomi Niihara

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Emmaus Holdings, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: May __, 2011

/s/ Yutaka Niihara
Yutaka Niihara, M.D., MPH

/s/ Soomi Niihara
Soomi Niihara